Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, July 21th,2003



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref.- Annual Report 2002 Ferreyros S.A.A.

Dear Sirs:

Please find attached our Annual Report for year 2002.

Faithfully yours



MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

dlw 7/25

80 Años

Nuevos Desafíos

+ 0 2 0



Contenido

80 Años

2002



Nuevos Desafíos

Las empresas se enfrentan a una nueva dinámica de los negocios, a cambios en los patrones de producción, a modificaciones en los servicios, a demandas crecientes en los mercados +

Quienes, desde el mundo académico o en el comando de las empresas más innovadoras y audaces, pensaron que el siglo XXI significaba el inicio de un impulso considerable de la globalización económica no se equivocaron +

Intuyeron adecuadamente los retos y las realidades de la economía contemporánea + Pero no pudieron, con su capacidad de anticipación, identificar todos los problemas y opciones que se presentan en el mundo de hoy +

Ferreyros, que a lo largo de 80 años de presencia en el mercado peruano ha tenido capacidad permanente de adaptación y de innovación, pertenece al grupo de las empresas que se anticipan a los desafíos y se preparan para consolidar su desarrollo y proyectarlo hacia el futuro +

La incorporación de nuevos productos y servicios para los clientes de la empresa es una de las expresiones de la política de **Ferreyros** para acompañar el proceso de cambio y expansión de la sociedad peruana +

El avance tecnológico es un factor que acompaña al papel de nuestra empresa +

A lo largo de la historia hemos ocupado un lugar de vanguardia en la esforzada tarea de impulsar, gracias a la incorporación al mercado peruano de nuevos equipos, maquinarias y sistemas, el progresivo avance de las actividades productivas del país +

La nueva realidad obliga a las empresas a ser más competitivas y eficientes + **Ferreyros** ha desarrollado estrategias para modernizar constantemente sus operaciones, para lograr los objetivos de incrementar su productividad y su penetración en el mercado +

Nuestra empresa ha tenido la capacidad de actuar, en forma simultánea y adecuada, en los tres niveles de mercado que caracterizan a la economía en la actual coyuntura de la historia: el global, el nacional y el local +

Ha sido capaz de mantener, a lo largo de muchas décadas, líneas de representación en el Perú de las empresas más exigentes en el mercado mundial +

Ha recibido distinciones internacionales por superar las exigencias de calidad del servicio y de capacidad de gestión + Tales reconocimientos se otorgan a las empresas que asumen una responsabilidad frente a la sociedad en su conjunto y, especialmente, ante sus clientes +

Ferreyros participa en el proceso del desarrollo del Perú +

El desafío es grande y los compromisos son crecientes, en la medida en que el país concibe la construcción del futuro sobre la base de una activa participación en la economía mundial +

Tal opción requiere de la disponibilidad de las tecnologías avanzadas, de un servicio con niveles compatibles con las exigencias del competitivo mercado global, de la capacidad financiera y gerencial para concretar proyectos viables y sustentables en el tiempo +



Tiendetubos CAT en obras para el

gasoducto de Camisea +

Camión minero CAT en Antamina +



Las empresas que operan en el Perú, con una visión global para sus negocios, pueden contar con el aporte de Ferreyros para conseguir sus objetivos +




Visión del trabajo basado en procesos
Compromiso de los líderes
Mejoras alineadas con estrategia de la empresa
Incentivos basados en responsabilidad y resultados

6 Sigma, mejorando calidad y eficiencia +

En la visión actual de los negocios la acción en el plano local es igualmente importante + El Perú está empeñado en realizar una profunda reforma en la estructura del Estado mediante la regionalización +

Ferreyros está presente en la mayor parte del territorio nacional + Tiene el reconocimiento y el aprecio de quienes, en los centros descentralizados, intentan revertir las tendencias históricas del centralismo y de la concentración de la producción en reducidas zonas del país +

Ferreyros, desde el inicio de sus operaciones, se organizó para trabajar en una realidad geográfica, económica y social, diversa y compleja + Entendió la magnitud de los desafíos de un país como el Perú, uno y múltiple + Supo encontrar las respuestas para acompañar en todas las zonas del país a los desafíos económicos y productivos +

Con capacidad para actuar en los planos global, nacional y local, **Ferreyros** constituye mucho más que una empresa exitosa y comprometida + Es, en verdad, una herramienta para la transformación productiva y para el desarrollo económico del Perú +

ntroducción





Durante el ejercicio 2002 la empresa celebró ochenta años de fundada, lo que sin lugar a dudas la convierte en una de las empresas más antiguas del país +

Al celebrar este acontecimiento, particularmente meritorio en un medio caracterizado por empresas en crisis, el mejor homenaje que el directorio y la gerencia pudieron rendir a sus fundadores y a sus actuales accionistas fue mostrar una situación de consolidación financiera y de recuperación de sus niveles de rentabilidad +





Gracias fundamentalmente a difíciles medidas de reestructuración administrativa y financiera adoptadas y a la reiterada confianza de sus principales clientes, la empresa concluyó el ejercicio con una situación general de abierta recuperación + Esta recuperación se produjo en un entorno en el que, en contraste con el buen desempeño de las cifras macro económicas del país, la actividad económica siguió caracterizada por un lento movimiento, consecuencia de los bajos niveles de inversión privada +

La inercia producida por la larga recesión por la que el país ha atravesado en los últimos años ha continuado afectando considerablemente el negocio en diversas actividades + Como resultado de ello, la situación de muchas empresas en sectores claves de la economía, no fue buena, y consecuentemente se redujo su demanda de máquinas, motores y equipos +

En ese contexto, **Ferreyros** continuó efectuando importantes cambios en el orden comercial, administrativo y financiero iniciados en años anteriores y alcanzó una sensible mejoría en casi todos los indicadores de su gestión + Los elementos críticos para esta recuperación fueron el mantenimiento de niveles altos de venta en repuestos y servicio y de máquinas, aunque concentradas en un gran proyecto, una sensible reducción de los gastos de operación, una reestructuración administrativa para adoptar una organización matricial y la disminución significativa de activos y pasivos con el consiguiente efecto positivo en las finanzas de la empresa +

Las ventas totales alcanzaron la cifra de S/.654 millones, equivalente a US$184 millones, incluyendo las ventas de pedido directo, lo que representa un 7.6% de disminución respecto a las ventas del año anterior +

Por su parte, las ventas de las compañías subsidiarias totalizaron la suma de S/.154 millones o su equivalente en US$44 millones con lo cual la venta total consolidada de la organización, después de deducir ventas entre compañías fue de S/.808 millones, equivalente a US$228 millones, cifra inferior a la del año 2001 que fue de US$240 millones + De los sectores tradicionales en los que opera la compañía, la gran minería ha sido una vez más el sector clave desde el punto de vista de las ventas de la empresa, representando aproximadamente 57% de las ventas que incluyen máquinas, equipos, repuestos y servicios +

Una tendencia acentuada durante el ejercicio ha sido la del incremento de la demanda de repuestos y servicios, destinados a sostener la operatividad del gran parque de máquinas y camiones Caterpillar que existe en la gran minería, y que no ha sido incrementado por la ausencia de nuevos proyectos +

La baja cotización de los precios internacionales de los minerales con excepción del oro, ha dado lugar a un gran esfuerzo de reducción de costos y de incremento de eficiencia de las compañías mineras, lo que ha generado las naturales presiones sobre los proveedores de bienes y servicios que intervienen en las actividades productivas de estas empresas +

Ferreyros ha continuado contribuyendo con ese esfuerzo de sus principales clientes por reducir costos, a través de un continuo proceso de mejoramiento de sus servicios lo que constituye un desafío permanente para la empresa + La confianza recibida al ser escogida por las principales compañías en sus adquisiciones de maquinaria, repuestos y servicios, ha incrementado el compromiso de la empresa por servir mejor a estos clientes +

Mención especial debe hacerse del esfuerzo que viene realizando la empresa para proporcionar a sus clientes de la minería el nivel de servicio mecánico de clase internacional que requiere + Este aspecto del negocio, relativamente nuevo para la empresa y por tanto sujeto a permanente superación, ha dado lugar a continuas mejoras, tanto en la infraestructura de talleres e instalaciones industriales, así como en el entrenamiento de mecánicos para atender a estos clientes en los contratos de mantenimiento y reparación (MARC) así como en las reparaciones mayores en su Centro de Reparación de Componentes (CRC) +

La empresa es consciente de la importancia de alcanzar la satisfacción plena del cliente y por tanto viene desarrollando acciones para mejorar sus procesos y reducir sus costos y sus tiempos de atención + Entre éstas acciones, debe mencionarse la decisión tomada a fines del ejercicio para embarcarse en un agresivo programa de mejoramiento de la calidad y eficiencia de sus procesos, llamado Six Sigma, de gran éxito en

otras empresas y de utilización actual por parte de Caterpillar +

En el sector construcción, la empresa ha adquirido un compromison de igual magnitud en el proyecto de construcción de Camisea + A través de diferentes fórmulas comerciales, la empresa recibió la confianza tanto de la compañía responsable del gasoducto como de sus principales clientes, quienes confiaron sus necesidades de maquinaria, equipos y repuestos a **Ferreyros** +

Se estima que a finales del ejercicio, el 95% de las máquinas que se encontraban trabajando en la construcción del gasoducto, eran Caterpillar, de propiedad de diversos proveedores, clientes todos de la empresa y de la flota de alquiler de **Ferreyros** +

Más allá de este gran proyecto, la ausencia de nuevas inversiones significativas en obras de movimiento de tierra, mantuvo en preocupante situación a muchas de las tradicionales compañías constructoras, leales clientes de **Ferreyros** + Ante la postergación de obras de inversión pública en carreteras, la demanda de maquinaria en este sector se mantuvo en niveles muy bajos + En suma, la recuperación que las cifras muestran en el crecimiento del producto del sector construcción no se reflejó en ventas de la empresa + Al ser básicamente una recuperación basada en la construcción urbana, la demanda de maquinaria pesada no fue significativa +

En el campo de la actividad pesquera, se acentuó la reestructuración financiera del sector, con el fortalecimiento de algunas empresas que pudieron manejar bien su endeudamiento en años anteriores y con la presencia de nuevos empresarios que permiten vislumbrar una recuperación sólida de este sector +


MINERA YANACOCHA
CATERPILLAR

A pesar de ello, el repotenciamiento de motores de embarcaciones pesqueras no fue significativo +

El sector agrícola, que venía superando lentamente una larga crisis, ha generado una demanda modesta de tractores y de equipo de riego tecnificado, explicable en gran parte por limitantes financieras y por la escasa capitalización del agro, muy concentrada en determinados sectores modernos de la agricultura +

En este escenario de reducida inversión privada a pesar de la situación macroeconómica del país, la compañía puede mostrar a sus accionistas un resultado sensiblemente superior al alcanzado en los tres últimos años con una utilidad en operaciones de S/.47.1 millones equivalente a 7.2% de las ventas +

Como se ha señalado líneas arriba, este resultado ha sido posible por un conjunto de factores importantes + En primer lugar, se ha alcanzado un buen nivel de ventas, explicado principalmente por los repuestos y servicios proporcionados a la gran minería y por las ventas al proyecto Camisea + En segundo lugar, se ha podido mantener márgenes brutos compatibles con el negocio; y en tercer lugar, se ha alcanzado una reducción importante en los gastos de operación, sobre todo en los gastos fijos que fueron sustancialmente recortados en el primer semestre del año mediante un duro programa de reducción de personal +

En los gastos variables se ha continuado un proceso para mejorar los servicios de taller, reduciendo los tiempos no recuperables con respecto a trabajos de clientes, así como los gastos de recepción y entrega +

Finalmente, debe señalarse el gran esfuerzo realizado por la empresa para reducir gastos financieros, mediante la reducción de pasivos y el desarrollo de estrategias de endeudamiento orientadas a disminuir el costo del dinero +

La reducción de pasivos pudo lograrse en gran parte, por la venta de activos no productivos, representados en su mayoría por máquinas y equipos excedentes de la flota de alquiler y recuperados de clientes que no pudieron cumplir con sus compromisos, así como por la racionalización del inventario de repuestos a nivel nacional + Dada la existencia de un gran parque de maquinaria usada en el país, generado por la inactividad del sector construcción, los precios a los que venderá esas máquinas serán previsiblemente menores a los obtenidos hasta el momento, lo que también ocurrirá si se coloca parte de estos inventarios en otros mercados, razones por la que tuvo que asumirse provisiones que han incrementado los gastos de operación +

En resumen, la compañía ha concluido un ejercicio lleno de desafíos, en la esperanza de que con él concluya un ciclo negativo de inversión en el país + Ha superado muchos de los problemas que afectaron los ejercicios anteriores, manteniendo su posición de liderazgo en casi todos los mercados en que actúa + Ha logrado importantes avances en la reducción de gastos, en el incremento de productividad y en la consolidación de sus finanzas, a pesar de las dificultades, y puede mostrar un balance que registra otra vez, resultados positivos +

Mantenimiento de camión minero CAT bajo Contrato MARC con Yanacocha +



Información General y de Operaciones





Grupo Caterpillar de 7.4 Mw. instalado en central térmica de Iquitos +



Convoy de camiones Kenworth T800 transportando kits con maquinaria CAT a Antamina +



En el ejercicio 2002, la línea de comercialización Caterpillar representó el 91 % del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios +

Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea CAT, éstos han continuado mostrando altos porcentajes de participación de mercado +

En el sector de la gran minería en particular, se ha consolidado la presencia de la marca Caterpillar en maquinaria y vehículos para movimiento de tierra + Los grandes camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país constituye la flota más numerosa de este tipo de unidades +

Tal como se indica líneas arriba, la necesidad de servir y mantener estas unidades ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales +

Así, se alcanzó por cuarto año consecutivo, un volumen récord de ventas de repuestos, explicado en su mayoría por el crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) como parte de programas establecidos con las compañías mineras + En total, se reparó 1,287 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc. +

Para poder cumplir con los compromisos presentes y futuros contraídos con la gran minería, a fin de reparar sus unidades Caterpillar, la empresa mantuvo un programa de inversión en equipamiento de talleres y de entrenamiento de personal especializado +

En el sector construcción, las ventas para el proyecto Camisea constituyeron el logro principal + A fines del año pasado, **Ferreyros** en asociación con dos empresas internacionales especializadas en el alquiler de maquinaria había ganado una licitación internacional compitiendo con otras doce empresas +

En el transcurso del año, la empresa ha vendido y alquilado máquinas, así como provisto repuestos y servicios por volúmenes importantes + El proyecto continuará en su etapa de construcción durante el 2003 + Por otra parte, la empresa atendió demandas específicas de clientes que en su mayoría son contratistas de la actividad minera y continuó entregando a los destinatarios parte de la maquinaria para municipalidades adquirida en licitación pública por el gobierno +

En el sector energía, la empresa ha continuado promoviendo su participación como proveedor de plantas de generación de energía, a raíz del impulso que Caterpillar está otorgando a la fabricación de generadores de gran capacidad +



Tractor Massey Ferguson +

En el ejercicio 2002, culminó y entregó una planta de generación de energía de 7.4 Mw. instalada, llave en mano, con la participación de su filial Orvisa + Por otra parte, continuó el desarrollo de los estudios para diversos proyectos de gas natural, considerando el potencial que esta fuente de energía ofrece +

En el campo de los generadores pequeños, la actividad se concentró en ventas aisladas al sector minero y energético +

En el sector agrícola, no obstante la lenta recuperación del mercado, la empresa reafirmó su liderazgo en la línea de tractores y cosechadoras con los productos Massey Ferguson + A mediados del año, asumió la representación de Zaccaría, principal fabricante en Brasil de molinos para arroz + Así mismo, se suscribió un acuerdo con Mobil del Perú para la comercialización exclusiva de lubricantes en el mercado de equipos agrícolas +

En lo concerniente al negocio automotriz, en el que representamos los camiones Kenworth, las ventas totales en el mercado de camiones nuevos cayeron en 10%, a pesar de que se suspendió la importación de vehículos comerciales usados, suspensión que no produjo efectos positivos inmediatos, por el alto inventario de unidades importadas existente + La empresa ha mantenido su presencia en este mercado en donde existe un potencial tanto en la línea de flotas como en la de camiones volquetes + La venta de repuestos se incrementó respecto a años anteriores contribuyendo a los resultados positivos de la operación automotriz +

Parte importante de los negocios de la compañía se realizan a través de las sucursales, generando un volumen que permite mantener talleres y almacenes en casi todo el país +



Puente metálico de 100 mts. de luz fabricado y montado por Fiansa para el

Proyecto Especial Pichis Palcazú (Oxapampa) +

En el año 2002 la empresa continuó con la reducción de pasivos ya mostrada en el año anterior +

Area especializada en la recuperación de

monoblocks en Motorindustria +

Así, el monto total de pasivos se redujo en S/.140.8 millones, en base fundamentalmente a la venta de inventarios, cuentas por cobrar y otros activos así como por la mejora en los resultados + Además, la empresa se vio beneficiada por la reducción de las tasas de interés por segundo año consecutivo +

Un elemento importante de la estrategia financiera fue la de sustentar su endeudamiento principalmente en Caterpillar y su brazo financiero Caterpillar Financial Services y en el mercado de capitales, en el que se mantuvo particularmente activa +

Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de **Ferreyros**, se efectuó diversas colocaciones tanto en bonos de mediano plazo, como en papeles comerciales de corto plazo, alcanzando tasas muy competitivas + En los meses de marzo y septiembre la empresa pagó su tercera emisión de bonos corporativos +

Como consecuencia de estas acciones estratégicas, el gasto financiero para el ejercicio 2002 fue de US$12.1 millones comparado con los US$16.5 millones del año 2001 y los US$19.6 millones del año 2000 +

Por su parte el sistema financiero local continuó ofreciendo a la empresa importantes líneas de crédito para financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales +

Finalmente, debe mencionarse en este aspecto que la empresa obtuvo la aprobación de EximBank para una línea de financiamiento de importaciones a un plazo de 3 años por un monto de US$10 millones +

Por su parte las cuentas por cobrar mostraron una mejora por una mayor rotación del portafolio proveniente de ventas en las líneas de repuestos y servicios + En cuanto a la morosidad, ésta mostró un índice de 4.6 % para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa +

La empresa en los últimos años ha aumentado sus provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi + La empresa considera que la provisión cubre las pérdidas esperadas tomando en cuenta las garantías obtenidas +

+ Empresas Filiales

En el transcurso del ejercicio, la empresa continuó coordinando las actividades de sus empresas filiales a fin de complementar e integrar sus operaciones, obteniendo ventajas de las sinergias generadas +

Orvisa, la empresa que actúa en la región amazónica, ha mantenido su condición de líder en la venta de bienes de capital para las actividades de petróleo, energía y transporte fluvial en su región + En el año 2002 concluyó la ejecución de un proyecto de generación de 7.4 MW en Iquitos, y efectuó el suministro, la asesoría en montaje y pruebas de río de 30 motores marinos para embarcaciones de bajo calado vinculadas al proyecto Camisea +

Unimaq S.A., empresa orientada a la comercialización de equipos livianos para la minería, construcción, pesca e industria consolidó sus operaciones con un crecimiento en sus ventas de 65% respecto al año 2000, resaltando en este crecimiento la línea de montacargas Caterpillar y la línea marina, que representaron el 27% y 17% respectivamente de las ventas totales +

Fiansa S.A., empresa que mantiene su sede central en Trujillo y que se ha convertido en una importante maestranza metal mecánica, continuó expandiendo sus operaciones, fortaleciendo su presencia comercial mediante trabajos en el mercado agroindustrial azucarero y en la gran minería +

Motorindustria, cuya principal actividad es la recuperación de piezas a través de procesos de metalizado y maquinado, de las reparaciones de maquinaria que efectúa **Ferreyros**, alcanzó una facturación de cerca de S/.17 millones + En el ejercicio, amplió su oferta a la reparación de componentes hidráulicos y al servicio de campo a la minería +

Matreq, representante Caterpillar en Bolivia mantuvo un nivel de ventas de acuerdo a lo previsto, alcanzando la cifra de US$24 millones + La compañía ha iniciado negociaciones con la empresa canadiense Finning para vender el íntegro de las acciones que posee en Matreq y concentrar su atención en los negocios en el Perú, así como consolidar su situación financiera + Las negociaciones no han concluido +

Depósitos EFE, depósito autorizado de aduanas, continuó proveyendo servicios de depósito a las empresas de la organización y a terceros, alcanzando los niveles de venta y rentabilidad propuestos +

Detalle del interior de sala de exhibición de equipos de Unimaq +


CompAir
WACKER
BPU 2950A

+ Fundación Ferreyros : Proyecto de Responsabilidad Social

En el año 2002 la Fundación Ferreyros recibió por quinto año consecutivo el apoyo de la empresa, lo que le permitió continuar con sus actividades destinadas a promover en los futuros profesionales los valores cívicos que los conviertan en verdaderos ciudadanos comprometidos con el país +

La Fundación mantuvo su colaboración para la organización de la Conferencia Anual de Estudiantes que, en su octava versión, convocó a más de 500 estudiantes universitarios de todo el país + Además continuó con los Talleres de Formación de la Actitud Profesional, que en el año 2002 se incrementaron y llegaron a 11 ciudades, con un número total de 519 participantes +

Asimismo la Fundación está en contacto con más de 1,500 estudiantes y egresados a través de sus publicaciones periódicas, Futuro y el Boletín Informativo +



+ Gobierno Corporativo

A mediados del ejercicio, la Comisión Nacional de Valores (CONASEV) junto con otras entidades y asociaciones públicas y privadas, emitió un pronunciamiento sobre la conveniencia de que las empresas adopten principios de gobierno corporativo + **Ferreyros**, consciente de la importancia de promover la vigencia difundida de estas prácticas, había participado activamente en esta formulación a través de Procapitales +

El directorio reconoce la importancia de adherirse a esta declaración y considera que la empresa, a lo largo de su vida corporativa ha guiado su actuar a la luz de principios éticos hoy recogidos en el concepto de gobierno corporativo + El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia, así como la presentación transparente y oportuna de información relevante al mercado son prácticas asumidas por la empresa desde mucho tiempo atrás +

En lo que respecta a las recientes disposiciones de Conasev sobre Hechos de Importancia y Normas de Conducta, la empresa se encuentra estudiando la manera de implementar las medidas que perfeccionen la forma en que tradicionalmente se ha comunicado con el mercado +

+ Perspectivas

Los niveles de crecimiento del producto interno alcanzados en el año 2002 y las proyecciones macroeconómicas generalmente aceptadas, indican que el 2003 debiera ser un año de crecimiento + Se espera, por tanto que el nivel de ventas de la empresa se mantenga y aún crezca ligeramente, a pesar de que previsiblemente no se van a repetir las ventas logradas el año anterior para el proyecto Camisea +

Al haber alcanzado la empresa estabilizar un volumen importante de ventas de repuestos y servicios a la minería, ha reducido en gran medida su vulnerabilidad frente a las variaciones en la demanda de máquinas y equipos, como tradicionalmente sucedía + Esto ha de permitir una mayor racionalidad en la programación de recursos y actividades, así como en el manejo de las variables financieras +

La privilegiada posición de liderazgo que ha logrado la empresa en casi todos los mercados en que actúa, demandará de continuados esfuerzos para mantenerse + En particular, la confianza depositada en ella por sus principales clientes, genera una obligación y constituye un permanente desafío para seguir mejorando la productividad hasta alcanzar la satisfacción plena de esos clientes a los cuales se debe la empresa +

Al concluir esta introducción el directorio desea renovar el compromiso con los accionistas, clientes, proveedores y personal, de realizar los mejores esfuerzos para cumplir con su misión +

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas + Se incluye la Declaración de Responsabilidad a que obliga dichas normas +


Bienvenidos
Participantes de la
Octava Conferencia Anual de
Estudiantes 2002
Los Valores y el Desarrollo

Publicaciones de la Fundación Ferreyros +


CAT
MASSEY FERGUSON
Ingersoll-Rand
Perkins

Local principal de Ferreyros en sus 80 años +

+ Declaración de Responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de **Ferreyros** durante el período terminado el 31 de diciembre del 2002 + Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables +



Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Administración y
Control de Gestión

Gestión Comercial y Financiera






CAT

Excavadora CAT abriendo zanjas para el gasoducto de Camisea

Denominación y Domicilio

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A. + Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima + Su central telefónica es 336 7070 y su número de fax es 336 8331 +

Constitución e Inscripción

La empresa **Ferreyros** fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita + Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima + La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima +

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima + El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima +

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas + El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas +

Objeto Social y Giro del Negocio

De acuerdo con su estatuto, **Ferreyros** tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones +

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyedo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital +

La duración de **Ferreyros** es indefinida + Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas +

Capital Social

Al 31 de diciembre del 2002, el capital social está representado por 161,850,384 acciones comunes de un valor nominal de S/.1.10 cada una, íntegramente suscritas y pagadas, de las cuales 83.55% pertenece a inversionistas nacionales y 16.45% a inversionistas extranjeros + Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	Participación	Nacionalidad
La Positiva Seguros y Reaseguros S.A.	11.71%	Peruana
IN- CARTADM (Integra)	10.16%	Peruana
NV-CARTADM (Nueva Vida)	7.13%	Peruana
Horseshoe Bay Limited	6.46%	Extranjera
Montero Aramburú Eduardo	5.77%	Peruana

Garantías, avales y fianzas otorgadas

Al 31 de diciembre del 2002, la compañía ha otorgado en hipoteca inmuebles por valor total de US$25.4 millones, prendas sobre unidades de la flota de alquiler por un valor total de US$15.5 millones, prendas y warrants sobre inventarios por US$14.7 millones, prenda sobre cuentas por cobrar por US$2.6 millones y prenda sobre depósito en banco por US$1.3 millones +

La compañía tiene como política otorgar garantías para operaciones de mediano plazo + Estas garantías han sido otorgadas por sólo operaciones de financiamiento a plazos de 3 hasta 7.5 años + Las prendas sobre inventario, activos de la flota de alquiler y cuentas por cobrar han correspondido a operaciones de financiamiento de las mismas unidades + En el caso de las hipotecas, éstas han sido dadas por una operación de financiamiento a 7.5 años +



Por otra parte, la compañía ha otorgado avales a subsidiarias y terceros por US$1.1 millones y US$3.4 millones, respectivamente, y fianzas bancarias a favor de entidades financieras por US$3.2 millones + El monto total de avales y fianzas otorgados representa el 11.3% de su patrimonio +

+ Reseña Histórica

En 1922 nace la empresa Enrique Ferreyros y Cia. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo + En 1942 **Ferreyros** asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa + A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales + En 1971 se decide inscribir a **Ferreyros** en la Bolsa de Valores de Lima +

A fines de la década de los ochenta, **Ferreyros** se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital + Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte + Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes + Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana + En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria +



Area de armado de motores en el CRC +

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores +

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$22 millones +

En julio de 1998 **Ferreyros** realizó la primera emisión de bonos de titulización en el país por US$20 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$30 millones, luego que en 1994 y 1996 lanzará sus dos primeras emisiones + Del mismo modo, en 1999, realizó la primera emisión por US$15 millones de un programa de titulización registrado ante la CONASEV por US$45 millones + En los meses de marzo y setiembre del 2002 pagó su tercera emisión de bonos corporativos por un total de US$30 millones, en el mes de agosto del mismo año emitió la primera serie de su cuarta emisión por US$15 millones +

+ Actividades Comerciales

Aspectos Generales

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte + Es la única distribuidora de Caterpillar en el Perú desde 1942 +

Además de la maquinaria y los motores Caterpillar, **Ferreyros** comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson, una línea de camiones pesados Kenworth y una línea de camiones ligeros Chevrolet + La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece + En el año 2002, la línea Caterpillar representó, aproximadamente, el 91% de sus ventas +

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos calificados, pues el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio post venta +

Panorama general de sectores económicos claves en el Perú

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de **Ferreyros** + Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en el tiempo entre el crecimiento en la economía peruana y la demanda por bienes de capital + Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado +

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual + La desaceleración del crecimiento de la actividad económica en los últimos años ha repercutido negativamente en la importación de bienes de capital + Sin embargo, dadas las buenas perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía +

Competencia

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas y equipos que son ofrecidos en el país por un gran número de proveedores + Dada la amplitud de las líneas que ofrece, **Ferreyros** compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas +

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, Case, John Deere y Fiat Allis + En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo + En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado + En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland + En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco, y en perforadoras de roca para minería con Drilltech y Atlas Copco + Los cargadores de bajo perfil Caterpillar Elphistone compiten con Atlas Copco Wagner y Sandvik Tamrock + En camiones, la línea Kenworth compite con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros +

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio post venta, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa **Ferreyros** en líderes de sus respectivos mercados +

Finanzas

En el año 2002, la empresa continuó con la reducción de pasivos ya mostrada el año anterior + Así, el monto total de pasivos bajó de US$179.1 millones en diciembre del 2001 a US$138.4 millones en diciembre del 2002 + La empresa mantiene su objetivo de reducir el nivel de endeudamiento y adecuar su nivel de activos y pasivos a los nuevos volúmenes de venta +

En el año 2003 se continuará con la venta de inventarios y la venta de otros activos como es el caso de su inversión en una empresa constituida en Bolivia, la cual se encuentra en proceso de venta +

La reducción de los pasivos fue posible básicamente por la reducción de inventarios, de cuentas por cobrar y también por la mejora en los resultados de la empresa +


AUTOTRACK
Balanceo electrónico de turboalimentadores en el CRC +

Fuentes de financiamiento

A lo largo del año la empresa siguió contando con el apoyo financiero de su representada Caterpillar para el financiamiento de inventarios +

Los financiamientos bajo esta línea alcanzaron al cierre del año 2002 US$45.5 millones, todos a un plazo de 12 meses + Asimismo, cabe señalar el gran apoyo de Caterpillar Financial Services (brazo financiero de Caterpillar) quien mantuvo una línea de US$70 millones a la empresa, dentro de la cual se realizó a lo largo del año operaciones de mediano plazo + La utilización de dicha línea al 31 de diciembre del 2002 alcanzó US$50 millones, bajo operaciones directas y US$4.8 millones bajo operaciones indirectas + Puede mencionarse en particular una operación por US$22 millones a un plazo de 7.5 años con un pago del 50% al final de dicho plazo + En el mes de setiembre la empresa obtuvo la aprobación de Exim Bank para una línea de financiamiento de importaciones a un plazo de 3 años por un monto de US$10 millones +

La empresa como en años anteriores, se mantuvo activa en el mercado de capitales + Pagó su tercera emisión de bonos corporativos en los meses de marzo y setiembre por un total de US$30 millones y en el mes de agosto emitió la primera serie de su cuarta emisión por US$15 millones + También dentro del programa de papeles comerciales realizó una emisión de US$3 millones en el mes de febrero del 2002 y pagó varias emisiones que vencían a lo largo del año +

Al cierre del año, todos los papeles comerciales se habían cancelado + En diciembre del 2002, la empresa se preparaba para completar en los primeros meses del 2003 la emisión de su cuarto bono corporativo por otros US$15 millones y una emisión de papeles comerciales por US$6 millones +

Por su parte, el sistema financiero local continuó ofreciendo a la empresa importantes líneas de crédito para financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales +

A lo largo del año se mejoró el ratio corriente pasando de 0.92 en diciembre del 2001 a 1.28 en diciembre del 2002 + La emisión de bonos corporativos, la utilización de las líneas de financiamiento a mediano plazo del exterior, y la venta de activos generarán recursos para continuar mejorando la liquidez de la compañía a los largo del 2003 +



Durante el año 2002 la empresa no realizó nuevas emisiones de titulización, habiéndose limitado a transferir cuentas por cobrar dentro de las estructuras de titulizaciones existentes +

Se mantuvo los bonos de titulización por US$15 millones, US$4 millones y US$17 millones + El bono de US$17 millones comenzará a ser amortizado a fines del primer trimestre del 2003 y el bono por US$15 millones será cancelado en diciembre del 2003 +

La empresa planea mantener la titulización como una fuente de financiamiento para sus operaciones de financiamiento de ventas y al cierre del año 2002 se encontraba estudiando nuevas operaciones de este tipo +

Gastos financieros

Además de haber podido reducir su deuda y mostrar modificaciones en la composición del financiamiento, la empresa se vio beneficiada por segundo año consecutivo por la reducción de las tasas de interés + Cabe señalar que parte importante de los pasivos de la empresa provienen de su proveedor Caterpillar o del brazo financiero de ésta y las tasas están referidas a la libor más un spread + La tasa libor de 3 meses pasa de 1.82% a 1.40% entre enero y diciembre del 2002 (la variación de enero a diciembre del 2001 fue de 6.4% a 1.88%), mientras que la libor a 12 meses lo hizo de 2.35% a 1.58% + De otro lado el financiamiento local fue obtenido mayormente a través del mercado de capitales + La emisión de bonos que se canceló en el ejercicio fue emitida hace 3 años a una tasa de interés de 10% y 10.5% respectivamente, mientras que la nueva emisión se ha realizado a una tasa de 7.5% + A lo largo del año la empresa también contó con financiamiento vía papeles comerciales a tasas de 5.96% a 7.75% +

En cifras absolutas el gasto financiero para el ejercicio 2002 fue de US$12.1 millones comparado con los US$16.5 millones del año 2001 y los US$19.6 millones del año 2000 + Si bien no se espera mayores reducciones en las tasas de interés internacionales, el promedio de tasas de interés para el año 2003 debiera ser ligeramente menor al promedio del año 2002 y el nivel de endeudamiento también, con la consecuente reducción del gasto financiero en cifras absolutas +

Principales activos

En cuanto a los activos cabe señalar la reducción en los inventarios de US$85.9 millones al cierre del 2001 a US$65.5 millones al cierre del 2002 + Dicha reducción se experimentó gracias a la venta de parte del sobrestock de unidades nuevas y usadas, a un programa de racionalización en los inventarios de repuestos a nivel nacional y a mejoras implementadas en procesamiento de órdenes de trabajo en los talleres +

Por su parte, las cuentas por cobrar mostraron una mayor rotación del portafolio proveniente de ventas de repuestos y servicios + En cuanto a la morosidad ésta mejoro mostrando un índice de 4.6% para cuentas vencidas a más de 180 días, netas de provisión para cobranza dudosa en los últimos años se ha venido aumentando las provisiones de cuentas por cobrar para hacer frente a las operaciones que entraron en el ámbito de Indecopi + La empresa estima que la provisión cubre las pérdidas esperadas considerando las garantías con las que se cuenta +

En lo que respecta a nuevas inversiones, la empresa se limitó a efectuar algunas mejoras en el CRC y en los demás Talleres considerando que en los últimos años se han realizado inversiones importantes que le permiten atender las necesidades propias del negocio + A pesar de ello, hubo que invertir más de US$2 millones en reposiciones y mejoras impostergables de equipos de computación, algunas máquinas para la flota de alquiler, componentes para proteger la flota minera y algunos equipos para talleres +

Por otra parte a finales del ejercicio, se inició las negociaciones para la venta de la inversión de **Ferreyros** en una empresa constituida en la República de Bolivia; negociaciones que deben concluir en los primeros meses del año 2003 +

Los saldos de caja representan en promedio una semana de egresos + La caja de la compañía se maneja en dólares americanos para atender las obligaciones y gastos operativos que son mayormente en dicha moneda + Se realiza operaciones de venta de moneda extranjera a través de las diferentes entidades del sistema financiero local, casi diariamente, sobretodo para el pago de los impuestos de importación así como otros impuestos y otros gastos de operación que se pagan en moneda nacional + Los excedentes de caja se depositan en cuentas del sistema financiero o se realizan depósitos en moneda extranjera en bancos de reconocido prestigio y solvencia + Asimismo, se realiza inversiones en fondos mutuos para mejorar la rentabilidad de los excedentes +

Infraestructura

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario +

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa y Cusco, las cuales se localizan en propiedades de la compañía + También cuenta con oficinas en las ciudades de Ica, Huancayo, Ayacucho y Huaypetuhe, en locales alquilados, excepto la de Huaypetuhe que es propia +


CATERPILLAR
CAT

Sala de pruebas de transmisiones en el CRC +

Procesos Legales

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante + Debe señalarse, sin embargo, que a finales del ejercicio la compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$1.6 millones + La gerencia de la empresa, basada en la opinión de sus asesores legales, considera que este juicio es improcedente y que el resultado final será favorable a la compañía +

Por otra parte, en el mes de noviembre del año 2001, la compañía presentó un recurso al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi S/.1 millón más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario + En el mes de febrero de 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley N° 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento +

+ Subsidiarias

La compañía mantiene inversiones en varias subsidiarias + Al 31 de diciembre de 2002, su participación en el capital social de las mismas es como sigue:

Orvisa S.A.	99.00%
Heavy Machinery Services Ltd.	100.00%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.00%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	75.01%
Unimaq S.A.	99.99%
Matreq Ferreyros S.A.	99.00%

Orvisa S.A.

Orvisa, constituida en 1973, es una subsidiaria de la compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú + Orvisa ofrece las mismas líneas de productos que **Ferreyros** y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal + Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios + En el año 2002, Orvisa generó ingresos por S/.35.2 millones y una utilidad neta de S/.3 millones +

Heavy Machinery Services Ltd.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior + Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en el exterior e importan directamente de los fabricantes + En el año 2002, no realizó ninguna operación importante +

Fiansa S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo + Su actividad económica original fue la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos a la que dedica hoy una parte pequeña de su producción + En los últimos años se ha orientado a la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas + En el año 2002, Fiansa generó ingresos por S/.10.4 millones y una pérdida de S/.3.1 millones, derivado principalmente de la caída de ventas en los sectores en que actúa +

Depósitos EFE S.A.

Depósitos EFE es una subsidiaria constituida en 1983 + Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado + En el año 2002, Depósitos EFE generó ingresos por S/.1.3 millones y una utilidad neta de S/.0.2 millones +

Motorindustria S.A.

Motorindustria es una subsidiaria constituida en 1987 + Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios + La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a **Ferreyros** + El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria + Su actividad está muy ligada al Centro de Reparación de Componentes de **Ferreyros** + En el año 2002, Motorindustria generó ingresos por S/.16.8 millones y una utilidad neta de S/.2 millones +

Domingo Rodas S.A.

Domingo Rodas S.A. es una subsidiaria constituida en 1979 en la ciudad de Tumbes + Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos + En el año 2002, Domingo Rodas generó ingresos por S/.3 millones y una pérdida de S/.0.5 millones + Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de **Ferreyros** en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión +

Unimaq S.A.

Unimaq es una compañía constituida en febrero de 1999 + Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller + En el 2002, generó ingresos por S/.26.8 millones y una utilidad neta por S/.1 millón +

Matreq Ferreyros S.A.

Matreq Ferreyros es la única distribuidora de productos Caterpillar en Bolivia + En el año 2002, Matreq Ferreyros generó ingresos por S/.83.9 millones y una utilidad neta de S/.0.2 millones + La compañía ha iniciado negociaciones con la empresa canadiense Finning para vender el íntegro de las acciones de Matreq y concentrar su atención en los negocios en el Perú así como consolidar su situación financiera + A la fecha, las negociaciones no han concluido +

Otras Inversiones

La compañía también mantiene una participación accionaria de 12.98% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937, y cuya actividad económica principal es la contratación de seguros generales y de vida +

Servicio de almacenamiento en racks en Depósitos EFE +


CATERPILLAR

Aspecto Bursátil

Al cierre del 2002, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos y papeles comerciales +

Acciones Comunes

El capital social de la compañía está formado por 161,850,384 acciones comunes en circulación con un valor nominal de S/.1.10 cada una + La cotización de apertura del año fue de S/.0.38 y la de cierre fue de S/ 0.46, llegándose a una cotización máxima de S/.0.67 en enero y a una mínima de S/.0.26 en julio + El precio promedio de la acción en el año 2001 fue de S/.0.37 + Las cotizaciones mensuales de la acción durante el año 2002 se muestran en el anexo 1 +

Bonos Corporativos

Los Bonos Ferreyros - Tercera Emisión fueron redimidos en el año 2002 + Al 31 de diciembre del año 2002, estaba vigente en el mercado de capitales la primera emisión de los Bonos Ferreyros - Cuarta Emisión por US$ 15 millones + Los Bonos Ferreyros - Cuarta Emisión quedaron inscritos según resolución Conasev N°056-2002-EF/94.11 +

Las características del bono según consta en el contrato de emisión y en el prospecto informativo son las siguientes:

Instrumento	Bonos Ferreyros – Cuarta Emisión
Clase	Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 30,000,000
Valor nominal	US$1,000 cada uno
Series	Una o más
Plazo	3 años
Periodicidad de pago de intereses	Por trimestre vencido
Amortización	100% del capital al vencimiento de 3 años

En agosto del 2002, se colocó la primera serie por US$ 15,000,000 con las siguientes características:

Monto en circulación	US$ 15,000,000
Fecha de emisión	29 de agosto del 2002
Fecha de redención	29 de agosto del 2005
Tasa de interés	7.5 nominal anual, con un año base de 360 días

Las cotizaciones mensuales de los Bonos Ferreyros - Cuarta Emisión en el año 2002 se muestran en el anexo 2 +

Papeles Comerciales

Mediante Resolución Conasev N° 003-2201-EF/94.11 del 19 de enero del 2001 quedó inscrito en el Registro Público del Mercado de Valores el primer programa de instrumentos a corto plazo **Ferreyros** por un máximo de US$30 millones así como la primera emisión del programa por un máximo de US$15 millones + Asimismo, mediante Resolución Conasev N°003-2001-EF/94.11 del 30 de mayo del 2001 quedó inscrita la segunda emisión del programa hasta por US$15 millones + A lo largo del año 2001 se emitieron seis series + En el año 2002 solo se emitió una serie dentro de la primera emisión por US$3 millones + Todas las emisiones colocadas dentro de estas dos series fueron totalmente pagadas a su vencimiento, no quedando ninguna vigente al cierre del año 2002 + A fines del año 2002, se encontraba en trámite de registro ante la Conasev la tercera serie dentro de la cual se planeaba realizar emisiones en enero del 2003 + El programa de papeles comerciales vencerá en enero del 2003 + Con posterioridad a esta fecha, se inscribirá un nuevo programa +

Administración

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la compañía:



Oscar Espinosa Bedoya	Director Gerente General
Gustavo Moreno Barrera	Gerente Central de Operaciones
Hugo Sommerkamp Molinari	Gerente Central de Administración y Control de Gestión
José Miguel Salazar Romero	Gerente de la División de Minería
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Personal
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales y Agrícola
José López Rey Sánchez	Gerente de la División de Soporte al Producto





Repuestos CAT en consignación para obras en gasoducto de Camisea +

Curriculum Vitae

Oscar Espinosa Bedoya

Oscar Espinosa ocupa la Gerencia General de **Ferreyros** desde 1983 + Ingresó a la compañía en 1981 + Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial + Es ingeniero civil con postgrado en economía, finanzas y administración de empresas +

Gustavo Moreno Barrera

Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar + A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Operaciones + Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas + Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar +

Hugo Sommerkamp Molinari

Hugo Sommerkamp ocupa el cargo de Gerente Central de Administración y Control de Gestión desde el 1° de julio del 2001 + Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a **Ferreyros** + Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo **Ferreyros** + Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza) + Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero +

José Miguel Salazar Romero

José Miguel Salazar desempeña el cargo de Gerencia de la División de Minería, creada el año 2001 + Desde el año 1996 y hasta su incorporación a la compañía en enero del año 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa subsidiaria de la compañía + Anteriormente, trabajó en **Ferreyros** entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988 + Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del medio + Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar +

Mariela García de Fabbri

Mariela García desempeña el cargo de Gerente de la División de Finanzas desde julio del año 2001 + Ingresó a la compañía en el año 1988 y ha ocupado diferentes cargos en el área de finanzas + Recientemente se desempeñaba como Gerente de Tesorería + Actualmente, es Vicepresidente de la Asociación Procapitales y Directora de IPAE + Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda + Es licenciada en Economía de la Universidad del Pacífico +

Víctor Astete Palma

Víctor Astete trabaja en **Ferreyros** desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996 + Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones + Se graduó como Contador Público en la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero +

Andrés Gagliardi Wakeham

Andrés Gagliardi ocupa el cargo de Gerente de la División de Personal desde 1986 y cuenta con 32 años de experiencia + Anteriormente ha desempeñado cargos similares en otras empresas de prestigio + Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad +

Raúl Vásquez Erquicio

Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978 + Anteriormente fue Gerente Administrativo Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co. + Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos +

Luis Bracamonte Loayza

Luis Bracamonte se desempeña como Gerente de la División de Sucursales y Agrícola desde 1997 + Trabaja hace 20 años en **Ferreyros** y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas + Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN +

José López Rey Sánchez

José López ocupa el cargo de Gerente de la División de Soporte al Producto desde 1999 + Tiene 18 años laborando en la compañía + Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998 + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería + Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN +


CAT

Zona exterior del almacén central, donde se manipulan repuestos con montacargas CAT +

Recursos Humanos

Los aspectos relativos a la administración del personal de la compañía se encuentran a cargo de la Gerencia de la División de Personal + Al finalizar el año 2002, laboraban en la compañía 1,098 trabajadores tanto en su oficina principal como en provincias +

La variación de dicho personal en los 2 últimos años fue como sigue:



	2002	2001	2000	Variación 02/01	Variación 01/00
Permanente					
Personal ejecutivo	28	29	30	-1	-1
Personal técnico	342	415	412	-73	3
Empleados y vendedores	135	169	195	-34	-26
Obreros	565	638	557	-73	81
Subtotal	1070	1251	1194	-181	57
Eventual	28	23	21	5	2
Total	**1098**	**1274**	**1215**	**-176**	**59**

El clima laboral en **Ferreyros** es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa + Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes + El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993 + El Sindicato de Obreros está conformado por un total de 94 trabajadores afiliados + Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año +

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores +

+ Análisis y Discusión de los Estados Financieros

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2002 y 2001 + Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y perdida que se muestra a continuación, para incluir las ventas por pedido directo en ventas netas y costo de ventas +

Estado de Ganancias y Pérdidas

(En millones de soles constantes)

	2002 Importe	%	Importe	2001 %	Variac.%
Ventas netas	654.0	100.0	701.8	100.0	(6.8)
Costo de ventas	494.9	75.7	547.8	78.1	(9.7)
Utilidad en ventas	159.1	24.3	154.0	21.9	3.3
Otros ingresos de operaciones	3.2	0.5	3.3	0.5	(5.3)
Utilidad bruta	162.3	24.4	157.3	22.4	3.2
Gastos de venta y Administración	115.2	17.6	130.8	18.6	(11.9)
Utilidad en operaciones	47.1	7.2	26.5	3.8	77.6
Ingresos financieros	20.7	3.2	18.8	2.7	10.1
Gastos financieros	(42.9)	6.6)	(59.0)	(8.4)	(27.3)
Dividendos	-	-	3.8	0.5	
Otros ingresos (egresos), neto	(1.7)	(0.3)	2.0	0.3	
Utilidad (pérdida) antes de resultado por exposición a la inflación	23.2	3.5	(7.9)	1.1)	
Resultado por exposición a la Inflación	(8.1)	(1.2)	1.2	0.2	
Utilidad (pérdida) antes participaciones e impuesto	15.1	2.3	(6.7)	(1.0)	
Participación de los trabajadores	(1.0)	(0.2)	0.3		
Utilidad (pérdida) antes de impuesto	14.1	2.2	(6.4)	(0.9)	
Impuesto a la renta	(3.5)	(0.5)	0.6	0.1	
Utilidad (pérdida) neta	10.6	1.6	(5.8)	(0.8)	

Ventas Netas

Las ventas de stock y de pedido directo efectuadas por las compañía -todas en el mercado nacional- en los años 2002 y 2001 son las siguientes:

	2002	2001	Variac.%
División Caterpillar	128.5	206.6	(37.8)
División Equipos	28.8	29.7	(3.0)
División Automotriz	3.7	15.9	(76.7)
	161.0	**252.2**	**(36.2)**
Repuestos y Servicios	436.0	393.1	10.9
Alquileres	34.0	28.8	18.2
Unidades Usadas	23.0	27.7	(16.9)
Total	**654.0**	**701.8**	**(6.8)**

Las ventas netas en el año 2002 ascendieron a S/.654 millones, en comparación con S/.701.8 millones del año anterior, una disminución de 6.8%, ocasionada por: a) menores ventas de máquinas Caterpillar a empresas de la gran minería cuyos requerimientos de equipos de movimiento de tierra (especialmente de camiones fuera de carretera) fueron menores que los del año anterior; y b) menores ventas de Equipos, Automotríz y Máquinas Usadas, como consecuencia de la recesión que, en el año 2002, continuó afectando sectores importantes de la economía del país + Estas menores ventas, sin embargo, fueron compensadas en parte con el incremento de 10.9% en las ventas de repuestos y servicio y de 18.2% en los ingresos por alquiler de equipos + El incremento de las ventas de repuestos y servicios fue generado, principalmente, por una mayor demanda de servicio post venta del parque de maquinaria Caterpillar vendida a empresas de la gran minería en años anteriores +


CAT
M
L
K
J
H
G

Almacén central de Repuestos con aprox. 20,000 items almacenados según las normas de CAT +

Utilidad en Ventas

La utilidad en ventas en el año 2002 ascendió a S/.159.1 millones (24.3% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/.154 millones (21.9% de las ventas netas) + En términos absolutos, la utilidad en ventas del año 2002 fue mayor en S/.5.1 millones a la obtenida en el año anterior + Asimismo, en términos relativos, la utilidad en ventas del año 2002 también fue mayor que la del año anterior (24.3% vs 21.9%) y se debe, principalmente, a que en al año 2002 las ventas de repuestos y servicios y los ingresos por alquiler de equipos (que tienen márgenes brutos mas altos que las ventas de productos principales) tuvieron una mayor participación en la venta total de la compañía +

Otros Ingresos de Operación

Tanto en el año 2002 como en el año 2001, este rubro incluye ingresos provenientes de una asociación en participación constituida por la compañía y un proveedor del exterior + Los ingresos recibidos por la compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país +

Gastos de Venta y Administración

Los gastos de venta y administración en el año 2002 ascendieron a S/.115.2 millones en comparación con S/.130.8 millones del año anterior, una disminución de 11.9%, que se explica por una reducción de gastos de personal y otros gastos de operación debido a la aplicación de un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la compañía + Cabe destacar que, en relación con el año anterior, en el año 2002 la compañía ha registrado en este rubro una mayor gasto de S/.7.6 millones por provisión para cobranza dudosa principalmente de cuentas por cobrar de clientes que se acogieron a la Ley General del Sistema Concursal (Indecopi) +

Ingresos Financieros

Los ingresos financieros del año 2002 ascendieron a S/.20.7 millones, en comparación con S/.18.8 millones del año anterior, un aumento de 10.1%, debido a un aumento de S/.1.5 millones de intereses de ventas a plazo devengados en el ejercicio y de S/.0.4 millones de intereses de depósitos en instituciones financieras +

Gastos Financieros

Los gastos financieros del año 2002 ascendieron a S/.42.9 millones en comparación con S/.59 millones del año anterior, una disminución de 27.3%, que se explica por: a) una reducción del pasivo promedio por S/.100.4 millones (el pasivo promedio del año 2002 ascendió a S/.557.1 millones, en comparación con S/.657.5 millones del año 2001); y b) una disminución de la tasa de interés promedio de las obligaciones de la compañía, gracias a una reducción de las tasas de interés en el mercado financiero internacional +

Otros Ingresos (Egresos), Neto

En el año 2002, este rubro fue un egreso neto de S/.1.7 millones, en comparación con un ingreso neto de S/.2 millones del año anterior + En el año 2002, la compañía registró en este rubro, principalmente, los siguientes conceptos: a) egreso de S/.4.6 millones por indemnizaciones pagadas a personal que se retiró de la compañía como consecuencia de las medidas mencionadas en la sección Gastos de Venta y Administración; b) egreso de S/.5.1 millones por desvalorización de existencias; c) ingreso por S/.5.4 millones por utilidades de subsidiarias; y d) ingresos diversos, neto, por S/.2.6 millones + Por otra parte, en el año 2001 registró, básicamente, las siguientes operaciones: a) ingreso de S/.2.4 millones por utilidades de subsidiarias; y b) egresos diversos, neto, por S/.0.4 millones +

Resultados de Exposición a la Inflación (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios + Sin embargo, esta pérdida no es real en el caso de la compañía, ya que sus precios de venta son fijados en dólares + Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares +

En el año 2002, el REI arrojó una pérdida de S/.8.1 millones en comparación con una utilidad de S/.1.2 millones del año anterior + La pérdida del año 2002 se explica por una devaluación de 2% que ocasionó una pérdida en cambio superior a la utilidad que generó una inflación de 1.7% en la actualización de los activos no monetarios + En el año 2001, la utilidad en cambio que generó una devaluación negativa de -2.3% fue superior a la pérdida que ocasionó una inflación negativa de -2.19% en la actualización de los activos no monetarios +

Participación de los Trabajadores e Impuesto a la Renta

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2002 y 2001 han sido calculados de acuerdo con las normas tributarias y contables vigentes +



Desembarque de lote reciente de unidades CAT para el programa MiPre +

Utilidad Neta

La utilidad neta del año 2002 ascendió a S/.10.6 millones, en comparación con la pérdida de S/.5.8 millones del año anterior + La utilidad neta del año 2002 se explica por un aumento del margen bruto y de los ingresos financieros así como por una disminución importante de los gastos de operación y gastos financieros, que permitieron cubrir la pérdida por REI y el saldo negativo de Otros Ingresos (Egresos) así como aumentar la utilidad neta en un importe de S/.16.4 millones en relación con el resultado del año anterior +

Análisis del Balance General

Al 31 de diciembre del 2002, el total de pasivos ascendió a S/.487.7 millones en comparación con S/.627.6 millones a la misma fecha del año anterior, una disminución de S/.139.9 millones + De otro lado, al 31 de diciembre del 2002, el total de activos ascendió a S/.731.8 millones en comparación con S/.866.6 millones al cierre del año anterior, una disminución neta de S/.134.8 millones + Las variaciones más importantes entre las cuentas del activo al 31 de diciembre del año 2002 y 2001 son las siguientes:

+ Disminución neta de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.40.3 millones, debido a las siguientes transacciones: a) disminución de S/.26.9 millones por cobranzas efectuadas en el período; y b) disminución de S/.13.4 millones por aumento de la provisión para cuentas de cobranza dudosa +

+ Disminución de Inventarios por S/.70.7 millones, atribuible a las siguientes operaciones: a) disminución de S/.45.9 millones por ventas efectuadas en el período; b) disminución de S/.8.8 millones por exportación de repuestos de lenta rotación; c) disminución de S/.8.2 millones por mayor facturación de servicios en proceso; y d) disminución de S/.7.8 millones por aumento de la provisión para desvalorización de existencias +

+ Disminución de Otras Cuentas por Cobrar (con vencimiento corriente y a largo plazo) por S/.21.4 millones, originada por: a) disminución de S/. 8.5 millones por aporte efectuado a una subsidiaria mediante la capitalización de una deuda que ésta mantenía con la compañía matriz; b) reducción de S/.13.8 millones por disminución de cuentas por cobrar entregadas en garantía a patrimonios en fideicomiso; c) disminución de S/.9.5 millones por adelanto de impuesto a la renta pagado el año 2001 y aplicado como crédito contra el impuesto a la renta del año 2002; d) aumento de S/.8.6 millones por canje de acciones por cuentas por cobrar; y e) otras aumentos por S/.1.8 millones +

+ Incremento de Inversiones en Valores por S/.9.8 millones, como resultado de las siguientes operaciones: a) una disminución de S/.8.6 millones por canje de acciones por cuentas cobrar no comerciales; b) aumento de S/.8.5 millones por aporte de capital efectuado a una subsidiaria; c) aumento de S/.5.4 millones por utilidades netas de subsidiarias; y d) aumento neto de S/.4.5 millones en otras inversiones +

+ Disminución neta del Activo Fijo por S/.19.6 millones, debido a las siguientes transacciones: a) disminución de S/.10.5 millones por transferencia neta de equipos de alquiler al inventario; b) disminución de S/.9.5 millones por venta de una flota de camionetas, la cual fue reemplazada por unidades alquiladas; c) aumento de S/.11.8 millones por compras de componentes de protección y equipos de alquiler; d) disminución por S/.9 millones por aumento neto de la depreciación acumulada; y e) otras disminuciones por S/.2.4 millones +

+ Aumento en Impuesto a la Renta y Participación de los Trabajadores Diferidos por S/.3.9 millones debido a partidas temporales (tales como provisión para desvalorización de existencias y diferencias entre algunas tasas de depreciación contables y tributarias) que serán reconocidas como gasto deducible para efectos tributarios en los siguientes ejercicios +

+ Disminución de Otros Activos por S/.2 millones, debido a la amortización de Plusvalía Mercantil pagada en años anteriores por la adquisición de una subsidiaria +

Liquidez de la Empresa

El ratio corriente al 31-12-02 es de 1.28, mayor que el ratio corriente de 0.92 al 31-12-01 +

El ratio de apalancamiento financiero al 31-12-02 es de 1.92, en comparación con el ratio de 2.17 al 30-09-02 y de 2.62 al 31-12-01 +

Esta mejora significativa en los ratios financieros ha sido posible gracias a la importante disminución de activos y pasivos mencionada líneas arriba +

Cambios en los Reponsables de la Elaboración y Revisión de la Información Financiera



Durante los años 2002 y 2001 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía +

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2002 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención + Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido + Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2002 +

El Directorio



Anexo 1 Cotización de la acción común de Ferreyros S.A.A. en el año 2002

Código ISIN	NEMONICO	Mes	Cotizaciones 2002 Apertura	Cierre	Máxima	Mínima	Precio Promedio
PEP73600104	FERREYC1	200201	0.38	0.59	0.67	0.38	0.49
PEP73600104	FERREYC1	200202	0.57	0.58	0.60	0.55	0.58
PEP73600104	FERREYC1	200203	0.58	0.49	0.58	0.49	0.50
PEP73600104	FERREYC1	200204	0.49	0.39	0.49	0.33	0.36
PEP73600104	FERREYC1	200205	0.39	0.34	0.39	0.34	0.34
PEP73600104	FERREYC1	200206	0.35	0.32	0.35	0.30	0.32
PEP73600104	FERREYC1	200207	0.28	0.31	0.32	0.26	0.27
PEP73600104	FERREYC1	200208	0.33	0.27	0.33	0.27	0.29
PEP73600104	FERREYC1	200209	0.28	0.30	0.31	0.27	0.30
PEP73600104	FERREYC1	200210	0.30	0.30	0.31	0.28	0.29
PEP73600104	FERREYC1	200211	0.29	0.37	0.37	0.29	0.35
PEP73600104	FERREYC1	200212	0.36	0.46	0.46	0.36	0.41

Anexo 2 Cotización de bonos emitidos por Ferreyros S.A.A. en el año 2002

Código ISIN	NEMONICO	Mes	Cotizaciones 2002 Apertura	Cierre	Máxima	Mínima	Precio Promedio
PEP73600A012	FERREOBC4A	200209	100.0000	102.1441	102.1516	100.0000	101.4525
PEP73600A012	FERREOBC4A	200210	103.4325	103.3431	104.0440	100.8461	102.6918
PEP73600A012	FERREOBC4A	200211	100.0069	103.2754	103.3404	100.0069	101.8099
PEP73600A012	FERREOBC4A	200212	103.0070	103.2148	103.2402	101.4188	102.4051

Estados Financieros





Excavadoras y tiendetubos destinados a las obras en gasoducto de Camisea +





Balance General
A valores constantes
(en miles de nuevos soles)

Activo

	Al 31 de diciembre del	
	2002	**2001**
Activo Corriente	**S/.000**	**S/.000**
Caja y bancos	26,849	20,302
Cuentas por cobrar comerciales	45,544	73,344
Otras cuentas por cobrar	50,202	61,235
Existencias	230,416	301,126
Gastos pagados por anticipado	3,207	4,240
Total del activo corriente	**356,218**	**460,247**
Cuentas por cobrar comerciales a largo plazo	**17,867**	**30,350**
Otras cuentas por cobrar a largo plazo	**-**	**10,395**
Impuesto a la Renta y participación de los trabajadores diferidos	**3,866**	**-**
Inversiones	**119,378**	**109,636**
Inmuebles, Maquinaria y Equipo	**216,570**	**236,125**
Otros Activos	**17,874**	**19,886**
Total Activo	**731,773**	**866,639**

Pasivo y Patrimonio Neto

	Al 31 de diciembre del	
	2002	**2001**
Pasivo Corriente	**S/.000**	**S/.000**
Sobregiros y préstamos bancarios	18,974	149,368
Vencimiento corriente de deuda a largo plazo	37,565	203,203
Cuentas por pagar comerciales	195,659	121,449
Otras cuentas por pagar	26,715	27,099
Total del pasivo corriente	**278,913**	**501,119**
Deuda a largo plazo	**207,768**	**126,488**
Ingresos diferidos	**5,580**	**5,001**
Impuesto a la Renta y participación de los trabajadores diferidos	**-**	**5,125**
Patrimonio neto		
Capital	181,062	176,288
Capital adicional	40,622	45,396
Excedente de revaluación	11,535	11,535
Reserva legal	248	248
Resultados acumulados	6,045	(4,561)
Total Patrimonio	**239,512**	**228,906**
Situación tributaria		
Contingencias y compromisos		
Total pasivo y patrimonio	**731,773**	**866,639**

Estado de Ganancias y Pérdidas
A valores constantes
(en miles de nuevos soles)

	Por el año terminado el 31 de diciembre del	
	2002	2001
Ventas netas	**S/.000**	**S/.000**
Terceros	573,671	604,204
Empresas afiliadas	8,274	14,855
	581,945	**619,059**
Otros ingresos operacionales	11,843	12,856
	593,788	**631,915**
Costo de ventas		
Terceros	(423,846)	(461,509)
Empresas afiliadas	(7,644)	(13,081)
	(431,490)	**(474,590)**
Gastos de administración	**(51,059)**	**(56,233)**
Gastos de venta	**(64,091)**	**(74,564)**
	(546,640)	**(605,387)**
Utilidad de operación	**47,148**	**26,528**

	Por el año terminado el 31 de diciembre del	
	2002	2001
Otros ingresos (gastos)	**S/.000**	**S/.000**
Ingresos financieros	20,730	18,755
Gastos financieros	(42,923)	(59,014)
Dividendos recibidos	21	3,799
Resultado por exposición a la inflación	(8,107)	1,202
Diversos, neto	(1,705)	2,030
	(31,984)	**(33,228)**
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta	**15,164**	**(6,700)**
Participación de los trabajadores		
Corriente	**(2,821)**	**(217)**
Diferido	**1,779**	**473**
Utilidad (pérdida) antes de impuesto a la renta	**14,122**	**(6,444)**
Impuesto a la renta		
Corriente	**(9,520)**	**(812)**
Diferido	**6,004**	**1,418**
Utilidad (pérdida) neta	**10,606**	**(5,838)**
Utilidad (pérdida) básica por acción	**0.066**	**(0.036)**

Estado de Flujos de Efectivo
A valores constantes
(en miles de nuevos soles)

	Por el año terminado el 31 de diciembre del	
	2002	**2001**
Actividades de Operación	**S/.000**	**S/.000**
Cobranza a clientes	612,192	645,611
Otros cobros relativos a la actividad	18,056	20,940
Pago a proveedores	(289,856)	(467,227)
Pago de remuneraciones y beneficios sociales	(68,551)	(72,571)
Pago de tributos	(4,716)	(21,024)
Otros pagos relativos a la actividad	(16,877)	(15,168)
Efectivo neto provisto por las actividades de operación	**250,248**	**90,561**
Actividades de Inversión		
Venta de inmuebles, maquinaria y equipo	6,399	276
Compra de maquinaria y equipo	(5,860)	(44,663)
Compra de inversiones	(22)	(2,321)
Cobros de otras inversiones	1,045	-
Dividendos recibidos	3,357	5,512
Efectivo neto provisto por (aplicado a) las actividades de inversión	**4,919**	**(41,196)**
Actividades de Financiamiento		
Titulización de cuentas por cobrar, neto	13,752	35,433
Sobregiros y préstamos bancarios, neto	(130,394)	(30,713)
Deuda a largo plazo, neto	(84,358)	(6,288)
Intereses de sobregiros y préstamos bancarios, y deuda a largo plazo	(39,513)	(61,992)
Efectivo neto aplicado a las actividades de financiamiento	**(240,513)**	**(63,560)**
Aumento neto (disminución neta) de efectivo	14,654	(14,195)
Resultado por exposición a la inflación	(8,107)	1,202
Saldo del efectivo al inicio del año	**20,302**	**33,295**
Saldo del efectivo al final del año	**26,849**	**20,302**

Conciliación del resultado neto con el flujo de efectivo de las actividades de operación		
Utilidad (pérdida) neta	10,606	(5,838)
Ajustes para conciliar la utilidad (pérdida) neta con el flujo de efectivo de las actividades de operación		
Provisión para cuentas de cobranza dudosa	13,746	8,396
Provisión para desvalorización de existencias	7,820	3,178
Depreciación y amortización	32,985	30,678
Compensación por tiempo de servicios, neta	-	558
Provisión (recupero) por fluctuación de valores	141	(2,362)
Dividendos ganados no cobrados	-	(3,901)
Valor de participación patrimonial	(5,442)	-
Ganancia en venta de inmuebles, maquinaria y equipo	(1,004)	(41)
Gastos financieros	42,693	57,697
Participación patrimonial en patrimonios en fideicomiso	(5,649)	(3,096)
Impuesto a la renta y participación de los trabajadores diferidos	(8,991)	(1,891)
Resultado por exposición a la inflación	8,107	(1,202)
Otros	(3,244)	395
Cambios netos en activos y pasivos		
Cuentas por cobrar comerciales	26,357	25,702
Otras cuentas por cobrar	7,862	(3,615)
Existencias	62,890	7,412
Gastos pagados por anticipado	1,033	(817)
Cuentas por pagar comerciales	74,210	(13,601)
Otras cuentas por pagar	(13,872)	(7,091)
Efectivo neto provisto por las actividades de operación	**250,248**	**90,561**

Estado de Cambios en el Patrimonio Neto
A valores constantes
Por los años terminados el 31 de diciembre del 2002 y el 31 de diciembre del 2001
(en miles de nuevos soles)

	Capital S/.000	Capital adicional S/.000	Excedente de revaluación S/.000	Reserva legal S/.000	Resultados acumulados S/.000	Total S/.000
Saldos al 1 de enero del 2001	**176,288**	**45,396**	**12,640**	**248**	**1,277**	**235,849**
Impuesto diferido de la revaluación de terrenos	-	-	(1,105)	-	-	(1,105)
Pérdida neta	-	-	-	-	(5,838)	(5,838)
Saldos al 31 de diciembre del 2001	**176,288**	**45,396**	**11,535**	**248**	**(4,561)**	**228,906**
Capitalización de partidas patrimoniales	4,774	(4,774)	-	-	-	-
Utilidad neta	-	-	-	-	10,606	10,606
Saldos al 31 de diciembre del 2002	**181,062**	**40,622**	**11,535**	**248**	**6,045**	**239,512**



+ Ferreyros Oficina Principal

Lima
Av. Industrial 675, Lima
Apartado 150
T 336 7070
F 336 8331
www.ferreyros.com.pe

+ Ferreyros Sucursales

Piura
Prolongación Av. Sánchez Cerro
Km. 1 Zona Industrial, Piura
T 073 303049
F 073 334593
piura@ferreyros.com.pe

Chiclayo
Av. Balta 155, Chiclayo
Apartado 137
T 074 234590 074 235741
F 074 238651
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Cajamarca
Km. 5.7 Carretera Cajamarca
Baños del Inca, Cajamarca
T 076 838381 076 838427
F 076 838370
cajamarca@ferreyros.com.pe

Trujillo
Av. Teodoro Valcárcel 925
Urb. Santa Leonor, Trujillo
T 044 223338 044 223345
F 044 246199
trujillo@ferreyros.com.pe

Chimbote
Av. La Marina 161
Urb. Buenos Aires Chimbote
Apartado 169
T 043 311411
F 043 312026
chimbote@ferreyros.com.pe

Huaraz
Carretera Huaraz-Caraz Km.5.500
Monterrey, Huaraz
T 043 727575 043 721585
F 043 727573
huaraz@ferreyros.com.pe

Ica
Calle Fermín Tanguis 159 167
Urb. San Miguel, Ica
T 056 233952
F 056 235041
ica@ferreyros.com.pe

Arequipa
Av. Alonso Ugarte 207, Arequipa
T 054 287578 054 285503
F 054 282576 054 211030
arequipa@ferreyros.com.pe

Cusco
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro, Cusco
Apartado 139
T 084-223321 084-225951
F 084-223319
cusco@ferreyros.com.pe

Huaypetuhe
Esquina Jr. Progreso 801 con
Jr. Ayacucho s/n Huaypetuhe
Manu, Madre de Dios
T 084-223321

Huancayo
Av. Mariscal Castilla 2936
El Tambo, Huancayo
T 064-244845
F 064-249632
huancayo@ferreyros.com.pe

Ayacucho
Av. Mariscal Castilla 636
Huamanga, Ayacucho
TF 066-817598
ayacucho@ferreyros.com.pe

Orvisa

Iquitos (Oficina Principal)
Av. Abelardo Quiñones Km. 2, Iquitos
Apartado 439
T 065 263710 065 263976 065 264142
F 065 265517
iquitos@ferreyros.com.pe

Pucallpa
Av. Centenario 3900, Pucallpa
T 061 571694 061 571703
F 061 577480
pucallpa@ferreyros.com.pe

Tarapoto
Jr. Jiménez Pimentel 1351,
Tarapoto
T 042 522344 042 522378
F 042 523205
tarapoto@ferreyros.com.pe

Bagua
Av. Chachapoyas 1484 Utcubamba,
Bagua Grande
TF 041 774776
bagua@ferreyros.com.pe

Nueva Cajamarca
Av. Cajamarca Norte 186 Km. 460,
Nueva Cajamarca
TF 042 556200
ncajamarca@ferreyros.com.pe

Créditos

Diseño y Conceptualización
Studioa Consultores en Marketing y Diseño

Preprensa
Positivo BTL

Impresión
Stampa Gráfica

